

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

G. Reed Petersen
President
Entertainment Holdings, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

Re: Entertainment Holdings, Inc.
Registration Statement on Form 10-12g
Filed July 30, 2021
File No. 000-56317

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12g filed July 30, 2021

Item 1A. Risk Factors, page 6

1. We note the statement on page 13 in the risk factor on Rule 144 that you are registering all of the shares outstanding so your sole officer will be able to sell his shares if this registration statement becomes effective. Please revise, as this registration statement is registering the class of securities under the Securities Exchange Act of 1934 and is not registering the shares held by your sole officer and director. Therefore, Rule 144 would continue to apply to your sole officer. Please reconcile. In addition, please provide clear disclosure that Rule 144 is not available to shell companies.

Item 5 - Directors and Executive Officers, page 22

2. Please describe the business experience during the past five years for Mr. G. Reed Petersen, including principal occupations and employment during the past five years, as required by Item 401(e) of Regulation S-K, including prior and current involvement with blank check companies.   For example, we note Mr. Peterson is involved with Victoria Lake Inc. Please disclose his prior performance history with such companies, including:
    *   The company's name;
    *   His relationship with the company;
    *   Whether the company has engaged in a business combination;
    *   Whether the company registered any offerings under the Securities Act; and
    *   Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

    In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item 401(e). Please clearly identify Mr. Petersen as a promoter. See Item 401(g). Finally, disclose whether Mr. Petersen has been involved with certain legal proceedings that occurred during the past ten years. See Item 401(f).

3. We note the risk factor on page 8 and the general disclosure on page 22 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.

Item 10. Recent Sales of Unregistered Securities, page 24

4. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote one to the financial statements. In addition, we note that Mr. Petersen became the sole officer and director in June 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. It appears that the reorganization and the resulting change in the nature of the shareholders' investment may constitute a "sale" under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization and the number and type of Entertainment Holdings, Inc.'s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

G. Reed Petersen
Entertainment Holdings, Inc.
August 26, 2021
Page 3

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Jacob Heskett